UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MOLYCORP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

608753 109

(CUSIP Number)

Hillel T. Cohn

Morrison & Foerster, LLP

707 Wilshire Boulevard

Los Angeles, CA 90017

 (213) 892-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2014 and October 21, 2013

(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608753 109	SCHEDULE 13D/A

(1)	Name of Reporting Person Molibdenos Y Metales S.A.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 49,478,478(1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 49,478,478(1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 49,478,478(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 20.33%(1)

(14)	Type of Reporting Person (See Instructions) CO

(1) Molibdenos Y Metales S.A.(the “Reporting Person”) holds directly 46,700,700 shares of common stock (“Common Stock”) and $20,000,000 in principal amount of 5.50% Convertible Senior Notes due 2018 (the “Notes”) of Molycorp, Inc. (the “Issuer”), which Notes are convertible as of the date of this Schedule 13D/A into 2,777,778 shares of Common Stock (or a conversion rate, as of the date of this Schedule 13D/A, of 138.8889 shares of Common Stock per $1,000 principal amount). The calculation of percentage ownership is based on 240,558,024 shares of Common Stock outstanding as of February 28, 2014 as reported by the Issuer in its annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2013, and is determined by dividing (i) 49,478,478 (total shares owned by the Reporting Person, assuming conversion of Notes as of the date hereof) by (ii) the sum of (a) 240,558,024 shares of Common Stock outstanding as of February 28, 2014 plus (b) 2,777,778 shares of Common Stock that would be issued to the Reporting Person upon conversion of the Notes as of the date hereof.

Item 1.                   Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed on March 14, 2012 with the Securities and Exchange Commission (the “SEC”) by Molibdenos Y Metales S.A. (the “Reporting Person”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Molycorp, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D filed on August 23, 2012 and Amendment No. 2 to the Schedule 13D filed on February 7, 2013 (as amended, the “Schedule 13D”).  The Reporting Person is filing this Amendment No. 3 to disclose its purchase of additional shares of Common Stock.  The address of the principal offices of the Issuer is Molycorp, Inc., 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Item 3.                   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented with the addition of the following paragraphs:

On October 21, 2013, the Reporting Person purchased 14,000,000 shares of Common Stock (the “October 2013 Shares”) at $5.00 per share.  The October 2013 Shares were acquired as part of a follow-on public offering by the Issuer in which the Issuer issued and sold a total of 51,750,000 shares of Common Stock (including 6,750,000 shares sold in connection with the exercise in full of the underwriters’ option to purchase additional shares in such offering) pursuant to a prospectus  dated October 15, 2013 and filed with the SEC on October 16, 2013.

On March 5, 2014, the Reporting Person purchased, through open market purchases, 650,000 additional shares of Common Stock at $4.9093 per share (the “March 2014 Open Market Shares”), as previously reported on a Form 4 filed with the SEC on March 6, 2014.

The Reporting Person funded the purchase price for the October 2013 Shares and the March 2014 Open Market Shares through its working capital.

Item 4.                   Purpose of Transaction.

No change is required to Item 4 of the Schedule 13D except for the following additional disclosure:

The Reporting Person acquired the October 2013 Shares and the March 2014 Open Market Shares for general investment purposes.

Item 5.                   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  After giving effect to the number of shares of Common Stock that would be issued upon conversion of the Notes held by the Reporting Person, the Reporting Person is the holder of 49,478,478 shares of Common Stock, representing approximately 20.33% of the issued and outstanding shares of Common Stock as of February 28, 2014.  The Notes are convertible as of the date of this Schedule 13D/A into 2,777,778 shares of Common Stock (or a conversion rate, as of the date of this Schedule 13D/A, of 138.8889 shares of Common Stock per $1,000 principal amount).  The calculation of percentage ownership is based on 240,558,024 shares of Common Stock outstanding as of February 28, 2014 as reported by the Issuer in its annual report on Form 10-K filed with the SEC on March 3, 2013, and is determined by dividing (i) 49,478,478 (total shares owned by the Reporting Person, assuming conversion of Notes as of the date hereof) by (ii) the sum of (a) 240,558,024 shares of Common Stock outstanding as of February 28, 2014 plus (b) 2,777,778 shares of Common Stock that would be issued to the Reporting Person upon conversion of the Notes as of the date hereof.

(b)  The Reporting Person has the sole power to vote and dispose of 49,478,478 shares of Common Stock.

(c)  Except for its acquisition of the October 2013 Shares and the March 2014 Open Market Shares, the Reporting Person has not effected any transactions in the Issuer’s securities within the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the acquisition of the October 2013 Shares, the Reporting Person entered into a lock-up agreement in the form attached hereto as Exhibit 99.1, pursuant to which the Reporting Person agreed, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities into or exercisable or exchangeable for shares of Common Stock without the prior written consent of Morgan Stanley & Co. LLC for a period of 90 days after the date of the final prospectus supplement for the offering.  The Reporting Person also agreed under the lock-up agreement, during such 90-day restricted period, not to make any demand for or exercise any registration rights with respect to any shares of Common Stock or securities convertible into Common Stock without the prior written consent of Morgan Stanley & Co. LLC.

The foregoing description of the terms of the lock-up agreement is intended as a summary only and is qualified in its entirety by reference to the form of lock-up agreement, which is filed as Exhibit 99.1 to this Amendment No. 3 and incorporated by reference herein.

Prior to the acquisition of the October 2013 Shares, the Issuer announced in a Form 8-K filed on October 7, 2013 that the Reporting Person and the Issuer amended that certain Securities Purchase Agreement, dated as of January 31, 2012 (the “Purchase Agreement”), by and between the Issuer and the Reporting Person, a copy of which was filed as an exhibit to the original Schedule 13D filing by the Reporting Person on March 14, 2012.  Pursuant to Purchase Agreement, the Reporting Person made an investment in the Issuer in 2012 and agreed, among other things, to certain restrictions, including being restricted from acquiring more than 19.9% of the Issuer’s outstanding common stock for a two-year period following the closing of its investment.  The amendment to the Purchase Agreement increased this limitation on ownership to 27.5% of the Issuer’s outstanding common stock.  This limitation on ownership expired on March 8, 2014.

Item 7.                   Material to be Filed as Exhibits.

Exhibit 99.1          Form of Lock-Up Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2014

Molibdenos Y Metales S.A.

	By:	/s/ Francisco Fernandez
Name: Francisco Fernandez
Title: Vice President of Management Control